                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-44339







PROSPECTUS
                                4,569,541 SHARES

                                  [ENBC LOGO]

                                  COMMON STOCK

         This Prospectus covers 4,569,541 shares (the "Shares") of common stock, par value $.01 (the "Common Stock"), of Einstein/Noah Bagel Corp. (the "Company") which may be offered and sold from time to time for the account of the persons who are identified herein under the heading "Registering Stockholders" and any other person who obtains the right to sell the Shares hereunder (the "Registering Stockholders"). THE COMPANY WILL RECEIVE NO PART OF THE PROCEEDS OF ANY SALES OF THE SHARES.

         The distribution of the Shares by the Registering Stockholders may be effected from time to time in one or more transactions on the Nasdaq National Market (which may involve block transactions), in negotiated transactions, or otherwise, and at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Plan of Distribution." The Registering Stockholders may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Registering Stockholders in amounts to be negotiated. The Registering Stockholders and any such brokers may be deemed "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"), of the Shares sold.

         The Common Stock is traded on the Nasdaq National Market under the symbol "ENBX." On April 9, 1998, the closing sale price of the Common Stock, as reported in The Wall Street Journal (Western Edition), was $4 per share.

         SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS APRIL 13, 1998

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            ----
Available Information...................................................................     2
Incorporation of Certain Documents by Reference.........................................     3
Special Note Regarding Forward-Looking Statements.......................................     4
Risk Factors............................................................................     4
Selected Consolidated Financial and Store Data..........................................     9
Registering Stockholders................................................................    11
Plan of Distribution....................................................................    14
Experts.................................................................................    14

                            AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

         The Company has filed a registration statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act in respect of the Common Stock offered hereby. For purposes hereof, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by, and subject to, such reference in all respects.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents and information heretofore filed by the Company with the Commission (File No. 0-21097) are incorporated herein by reference:

         (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and

         (ii) The description of the Company's Common Stock set forth under the caption "Description of Capital Stock" in the Company's prospectus included in the Company's registration statement on Form S-1, Registration No. 333-04725, which is incorporated by reference in the Company's registration statement on Form 8-A filed July 29, 1996, as amended, for the registration of the Common Stock under Section 12(g) of the Exchange Act.

         Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Einstein/Noah Bagel Corp., 14123 Denver West Parkway, Golden, Colorado 80401, telephone (303) 215-9300.

         The following is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto incorporated by reference in this Prospectus. References in this Prospectus to the "Company" mean the Company, its predecessors and its and their subsidiaries, unless the context otherwise requires. Einstein Bros.(R) Bagels and Noah's New York Bagels(R) are trademarks owned by the Company.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         CERTAIN STATEMENTS SET FORTH UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, EINSTEIN/NOAH BAGEL PARTNERS, L.P., A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, EINSTEIN BROS. BAGELS STORES AND NOAH'S NEW YORK BAGELS STORES TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: COMPETITION; SUCCESS OF OPERATING INITIATIVES; DEVELOPMENT AND OPERATING COSTS; ADVERTISING AND PROMOTIONAL EFFORTS; BRAND AWARENESS; AVAILABILITY AND TERMS OF CAPITAL; ADVERSE PUBLICITY; ACCEPTANCE OF NEW PRODUCT OFFERINGS; THE COMPANY'S RELATIONSHIP WITH, AND THE BUSINESS OF, BOSTON CHICKEN, INC., THE COMPANY'S MAJORITY STOCKHOLDER ("BOSTON CHICKEN"); CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; ACHIEVEMENT OF DEVELOPMENT SCHEDULES; AVAILABILITY, LOCATIONS AND TERMS OF SITES FOR STORE DEVELOPMENT; FOOD, LABOR AND EMPLOYEE BENEFIT COSTS; CHANGES IN GOVERNMENT REGULATION; REGIONAL WEATHER CONDITIONS; AND OTHER FACTORS REFERENCED IN THE COMPANY'S FILINGS WITH THE COMMISSION. THE COMPANY CANNOT PREDICT WHICH FACTORS WOULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY THE FORWARD-LOOKING STATEMENTS. IN ADDITION TO CONSIDERING STATEMENTS THAT EXPLICITLY DESCRIBE SUCH RISKS AND UNCERTAINTIES, READERS ARE URGED TO CONSIDER STATEMENTS THAT INCLUDE THE TERMS "BELIEVES," "BELIEF," "EXPECTS," "PLANS," "ANTICIPATES," "INTENDS" OR THE LIKE TO BE UNCERTAIN AND FORWARD-LOOKING.

                                  RISK FACTORS

         In evaluating an investment in the securities offered hereby, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

ANTICIPATED OPERATING LOSSES OF THE COMPANY

         On December 5, 1997, the Company converted its loans to its area developers into a majority equity interest in the area developers and purchased additional area developer equity interests, and the area developers merged into a surviving entity, Einstein/Noah Bagel Partners, L.P. ("Bagel Partners"). As a result of the loan conversions and the area developer merger (together with certain related transactions, the "Transactions"), the Company owns approximately 78% of Bagel Partners with the remaining equity interest owned by Bagel Store Development Funding, L.L.C. and management of the former area developers.

         As a result of the Transactions, the revenue generated by the Company as a lender, franchisor and service provider to the area developers prior to the date of the Transactions is eliminated in consolidation and replaced with store revenue and operating expenses from and after the date of the Transactions. The foregoing results are adjusted in the "minority interest" line item to reflect the minority interests not owned by the Company. As a result of the Transactions, the operating results for the 1997 fiscal year are not, and for the 1998 fiscal year will not be, readily comparable to those for the 1996 and 1995 fiscal years.

         The Company expects to report positive earnings before interest, income taxes, depreciation and amortization expenses ("EBITDA") in 1998; however, due primarily to significant depreciation charges associated with the acquisition of a Company store base and significant goodwill amortization resulting from the Transactions, the Company expects to report a net loss in 1998. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ABOVE. The Company's area developers incurred aggregate net losses of $40.6 million in 1996 and $93.5 million in 1997 (until consummation of the Transactions).

         EBITDA is dependent upon a number of factors, including the number of stores in operation systemwide, the net weekly per store average ("WPSA") revenue and cash flow of such stores and systemwide overhead expenses. Net WPSA represents the weekly per store average for all stores after customer and employee discounts, based upon the actual number of days the stores are open in the reporting period. The Company considers EBITDA an important indicator of operational performance. However, EBITDA should not be considered an alternative to operating or net income as an indicator of the Company's operational performance, nor as an alternative to cash flows from operating activities as a measure of liquidity, in each case, determined in accordance with generally accepted accounting principles.

INTEGRATION OF BUSINESS OPERATIONS

         The Company's success is dependent to a significant extent upon the successful integration of the business operations of the Company's former area developers and the Company's ability to develop and operate existing and future stores and manage its organizational and financial resources. There can be no assurance that the Company will be able to successfully integrate the administrative, management and service operations of a combined system or that such integration will occur in a timely and efficient manner. The failure to achieve such integration could have a material adverse effect on the business, operating results and financial condition of the Company. The consolidation of the operations of the Company's former area developers requires the dedication of management resources and may temporarily distract attention from the day-to-day business of the Company, which could adversely affect the Company's business and operating results. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.

EXPANSION

         The opening and success of stores are dependent on a number of factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and general economic and business conditions. Not all of the foregoing factors are within the control of the Company. The financial resources required by the Company to achieve systemwide plans will be dependent upon, among other things, the number and cost of stores developed and store operating results. The cost to develop a prototype store ranges from between $350,000 and $450,000. There can be no assurance that the Company will have access to the financial resources necessary to achieve systemwide plans or that stores will be successfully developed and operated.


TERMS OF CREDIT FACILITY AND AVAILABILITY OF CAPITAL

         In November 1997, the Company entered into a secured credit agreement with Bank of America National Trust and Savings Association and the lenders named therein (the "Credit Facility") that consisted of a $30.0 million secured term loan facility and a $40.0 million secured revolving credit facility. As of December 28, 1997, $30.0 million was outstanding under the term loan of the Credit Facility. The terms and conditions of the Credit Facility impose restrictions that affect, among other things, the ability of the Company to incur debt, make acquisitions, sell assets, merge, grant or incur liens, make investments or loans, engage in sale leaseback transactions, pay dividends or make distributions (other than tax distributions), repurchase equity interests and make capital expenditures. In March 1998, the Credit Facility was amended to reduce the amount of the revolving credit facility to $25.0 million, which will become available in increments through September 1998, subject to the Company's compliance with certain financial covenants, including a minimum operating cash flow test. The Credit Facility also contains financial covenants that require maintaining certain minimum average weekly net sales levels and system and store cash flow ratios, and that limit overhead levels. If the Company is unable to comply with any of the Credit Facility's financial covenants, the Company would be unable to draw on the revolving credit facility and, upon action of the lenders under the Credit Facility, all outstanding principal and interest under the Credit Facility could be accelerated and become immediately due and payable. Any such acceleration would also permit holders of other debt of the Company to exercise their remedies, including acceleration of their debt which in the aggregate totaled $125.0 million as of December 28, 1997. To the extent the Company did not have borrowing availability under the Credit Facility, the Company could be required to seek additional sources of capital and, if unable to obtain such capital, could be unable to satisfy its obligations when due.

         The Company's primary uses of capital in 1998, other than providing working capital for normal operating expenses, are expected to consist primarily of satisfaction of current liabilities, expenditures related to building and opening new stores and retrofitting existing stores, and payment of principal and interest on outstanding indebtedness. In the event the Company requires additional capital for working capital needs, there can be no assurance that the Company will be able to raise such capital on satisfactory terms, if at all. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.

LIMITED OPERATING HISTORY

         The Company commenced operations in March 1995, and has a limited operating history upon which investors may evaluate the Company's performance. As of December 28, 1997, there were 574 stores in operation systemwide. A majority of such stores have been in operation for less than two years. In February 1998, the Company announced that, in order to permit increased organizational focus on the existing store base, it intended to modify its 1998 development plans and to develop 25 to 50 stores in 1998. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.

DEPENDENCE ON PRODUCTION CAPACITY

         The Company's development plans require that it continue to maintain and develop significant bagel dough production capacity from internal or external sources. To date, the Company has met bagel dough production requirements through a combination of a frozen dough production facility owned and operated by a third-party baking company which has committed certain capacity to the Company pursuant to a long-term supply agreement and two frozen dough production facilities in California operated by the Company. The Company has determined that the frozen dough requirements previously satisfied by the two facilities in California can be met from one facility's production capacity and the Company expects to close one of the facilities in April 1998. Any interruption of production capacity could have a material adverse effect on the ability of the Company to supply bagels to its stores. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4.

LABOR MATTERS

         Certain operations of the Company conducted in northern California under the Noah's New York Bagels brand have from time to time been the subject of union organizing activities. One store in the San Francisco Bay area is currently in union contract negotiations and a union has recently prevailed in an election in another Bay area store (although such election has not yet been certified by the National Labor Relations Board). Union affiliation may have a negative impact upon employee relations and labor costs.

COMPETITION; EASE OF ENTRY INTO BUSINESS

         The food service industry is intensely competitive with respect to food quality, concept, convenience, location, customer service and value. In addition, there are many well-established food service competitors with substantially greater financial and other resources, and with substantially longer operating histories, than the Company. Many of such competitors are less dependent than the Company on a single primary product. The Company believes that it competes with other bagel retailers and bakeries, specialty coffee retailers, doughnut shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. In addition, the Company believes that the start-up costs associated with retail bagel and similar food service establishments are not a significant impediment to entry into the retail bagel business.

RISKS ASSOCIATED WITH THE FOOD SERVICE INDUSTRY

         Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of product and the type, number and location of competing restaurants. Multi-unit food service businesses such as the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns (including food-borne illness claims) or operating issues stemming from one store or a limited number of stores, whether or not the Company is liable. Claims relating to foreign objects, food-borne illness or operating issues are common in the food service industry and a number of such claims may exist at any given time. Dependence on frequent deliveries of produce and supplies also subjects food service businesses such as the Company to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. In addition, material changes in, or the Company's failure to comply with, applicable federal, state and local government regulations, and factors such as inflation, increased food, labor and employee benefits costs, regional weather conditions and unavailability of an adequate number of experienced managers and hourly employees may also adversely affect the food service industry in general and the Company's results of operations and financial condition in particular.

GOVERNMENT REGULATION

         The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. The Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. The failure to obtain or retain food licenses, or increases in employee benefit costs or other costs associated with employees, could adversely affect the Company.

RELATIONSHIP WITH BOSTON CHICKEN


         The Company and Boston Chicken, the Company's majority stockholder, are parties to fee service agreements, pursuant to which Boston Chicken provides to the Company certain accounting and administration, and computer and communications services. The interruption of these services or a material adverse change in Boston Chicken's business or financial condition could have a material adverse effect on the Company. In addition, the Company has an unsecured, subordinated non-convertible credit facility with Boston Chicken providing for borrowings of up to $50.0 million, none of which was outstanding as of April 13, 1998. Although the Company has not requested funding under the Boston Chicken credit facility, there can be no assurance that, if requested, Boston Chicken would have the resources available, or would use its available resources, to fund the credit facility.


CONTROL BY AND CONFLICTS OF INTEREST WITH BOSTON CHICKEN

         Boston Chicken owns approximately 51.9% of the outstanding shares of the Company's Common Stock. The Company has granted to Boston Chicken an option that permits it to maintain ownership of shares of the Company's Common Stock having up to 52% of the voting power of all of the outstanding shares of capital stock of the Company having the power generally to vote in the election of directors. As of December 28, 1997, Boston Chicken had the right to purchase 1,467,949 additional shares of the Company's Common Stock at prices ranging from $10.30 to $30.75 per share. By reason of its holdings and such option, Boston Chicken is able to control the affairs and policies of the Company. In addition, Boston Chicken is able to elect the Company's board of directors and approve or disapprove any matter submitted to a vote of the stockholders of the Company, including certain fundamental business transactions requiring approval by the stockholders of the Company.

         Pursuant to agreements with Boston Chicken, the Company is prohibited from taking certain actions without the consent of Boston Chicken as long as Boston Chicken's option to purchase the Company's Common Stock discussed above has not terminated, including altering any rights attaching to the Company's Common Stock, offering or issuing any equity securities or debt securities convertible into equity securities, in either case other than the Company's Common Stock, distributing assets or securities of the Company having a fair market value in excess of 10% of the Company's consolidated gross revenues measured as of the immediately preceding fiscal year end and filing a petition in bankruptcy.

         In addition to existing agreements between the Company and Boston Chicken, the Company may enter into additional or modified agreements, arrangements and transactions with Boston Chicken. While the Company expects that any such future arrangements and transactions will be determined through negotiation between the Company and Boston Chicken, there can be no assurance that conflicts of interest will not occur with respect to such future business dealings and similar corporate matters. Conflicts may arise in connection with product offerings, consumer and market positioning, recruiting, site selection and issuances of additional securities by the Company. There can be no assurance that any such conflicts will be resolved in a manner favorable to the Company or its minority stockholders.

VOLATILITY OF STOCK PRICE

         The market price for the Company's Common Stock has been highly volatile. During the period from August 1, 1996 (the date on which the Common Stock began trading on the Nasdaq National Market) through April 13, 1998, the per share closing price of the Common Stock has fluctuated from a high of $36 1/2 to a low of $3 11/16. Such volatility does not necessarily relate to the Company's financial performance. In the future, the market price for the Common Stock may be significantly affected by the Company's operating results and other factors that may or may not be within the Company's control. Volatility in the market price of the Common Stock, changes in prevailing interest rates, changes in perception of the Company's creditworthiness, fluctuations in the stock market generally, as well as general economic conditions, may adversely affect the market price of the Common Stock.

RECOVERABILITY OF INTANGIBLE ASSETS

         The Company has recorded significant intangible assets in connection with certain acquisitions of other bagel retailers and in connection with the Transactions. Applicable accounting standards require the Company to review long-lived assets (such as goodwill and other identifiable intangible assets) to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. In the event that the Company determines that the carrying value of such intangible assets is impaired, it would write down such carrying value, which would result in a charge to earnings. Any such charge could have a material adverse effect on the Company's financial results.

ANTI-TAKEOVER EFFECT OF CHARTER, STATUTORY AND OTHER PROVISIONS

         Boston Chicken's ownership interest in the Company and terms of certain provisions in the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of discouraging a change in control of the Company. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual or special meeting of stockholders and the requirement that stockholders follow an advance notification procedure for stockholder nominations of candidates for the board of directors and to present other stockholder business to be considered at any meeting of stockholders. In addition, the board of directors has the authority, without further action by the stockholders, to issue up to 20 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue authorized but unissued shares of Common Stock up to a maximum of 200 million shares. The issuance of preferred stock or additional shares of Common Stock could have the effect of delaying, deferring or preventing a change in control of the Company, even if such change in control would be beneficial to the Company's stockholders.

         The terms of the Company's 7 1/4% Convertible Subordinated Debentures due 2004 (the "Debentures") provide that the Company will be required, as of 40 business days after the occurrence of a change in control of the Company (as defined in the indenture with respect to the Debentures), to purchase for cash any Debenture, at the option of the holder, for an amount equal to 100% of the principal amount thereof, plus accrued but unpaid interest up to but not including the date of the change in control. The terms of the Bagel Partners partnership agreement provide that upon a change in control of the Company (as defined in the partnership agreement), Bagel Funding's right to require Bagel Partners to redeem Bagel Funding's interest in Bagel Partners in certain cases will be accelerated so it is exercisable for the period commencing on the date of the change in control and ending 42 months after December 5, 1997, the date of the Transactions. In addition, the Credit Facility also provides that in the event of a change in control of the Company (as defined in the Credit Agreement), the commitment of each of the lenders shall immediately terminate and the outstanding principal amount of the Credit Facility, all interest thereon and all other amounts payable under the Credit Facility shall become immediately due and payable. The change in control purchase provisions of the Debentures and the above-described provisions of the Bagel Partners partnership agreement and the Credit Facility may in certain circumstances have an anti-takeover effect.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth selected consolidated financial and store data for the Company. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included in the Company's Annual Report on Form 10-K for fiscal year ended December 28, 1997, which report is incorporated herein by reference.



                                                        PERIOD FROM
                                                        MARCH 24, 1995
                                                         (INCEPTION)             FISCAL YEAR ENDED
                                                           THROUGH         -----------------------------
                                                         DECEMBER 31,      DECEMBER 29,     DECEMBER 28,
                                                              1995           1996 (1)          1997 (1)
                                                         ------------      ------------     ------------
                                                       (In thousands, except per share data and number of stores)

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  Company stores ....................................     $  25,685         $  35,803          $  28,436
  Royalties and franchise-related fees ..............           671            19,918             28,286
  Interest income ...................................            67             5,986             21,566
                                                          ---------         ---------          ---------
      Total revenue .................................        26,423            61,707             78,288
Income (loss) from operations .......................       (43,152)(2)        10,039              3,664 (3)
Net income (loss) ...................................       (43,716)            5,707             (1,402)
Basic earnings (loss) per share .....................         (7.87)             0.29              (0.04)
Diluted earnings (loss) per share ...................         (7.87)             0.27              (0.04)
Weighted average number of common and equivalent
   shares outstanding:
      Basic earnings (loss) per share ...............         5,570            19,286             32,956
      Diluted earnings (loss) per share .............         5,570            21,023             32,956

STORE DATA (UNAUDITED):
Systemwide net revenue ..............................     $  26,410         $ 138,251          $ 302,995
Company stores ......................................            47                14                574
Area developer stores ...............................            13               301                  0
                                                          ---------         ---------          ---------
Number of stores at end of year .....................            60               315                574
                                                          =========         =========          =========

CONSOLIDATED BALANCE SHEET DATA:
Total assets ........................................     $  50,299         $ 332,418          $ 643,128
Long-term debt (4) ..................................        58,875              --              149,000
Stockholders' equity (deficit) ......................       (20,994)          315,517            330,346



(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods.
(2) Includes a $26.6 million write-off of intangible assets.
(3) Includes an $18.2 million charge associated primarily with the Transactions.
(4) Includes at December 31, 1995, $11.1 million attributable to repurchase common stock shares and $7.8 million attributable to Series A preferred stock. See Note 11 of Notes to the Company's Consolidated Financial Statements incorporated by reference herein. Includes at December 28, 1997, $24.0 million of the Company's $30.0 million senior term loan ($6.0 million payable in 1998) and $125.0 million of 7 1/4% convertible subordinated debentures due 2004. See Note 6 of Notes to the Company's Consolidated Financial Statements incorporated by reference herein.

                              PREDECESSOR COMPANIES

         The summary historical combined financial data shown below represent the financial data of the Company's predecessors: Brackman Brothers, Inc. ("Brackman"), Bagel & Bagel, Inc. ("Bagel & Bagel") and Offerdahl's Bagel Gourmet, Inc. ("Offerdahl's"). The financial data for the period ended March 31, 1995 include the results of operations of the predecessors through their respective dates of acquisition, which were March 24, 1995 for Brackman and Bagel & Bagel and March 31, 1995 for Offerdahl's. The financial information is presented on the historic cost basis of each of the predecessors. The basic and fully diluted earnings (loss) per share and the weighted average number of common and equivalent shares outstanding during the period have not been presented for these periods because the Company believes this information is not meaningful. Subsequent to the acquisition of these predecessors, the Company sold substantially all of their assets. Accordingly, the Company does not believe that such operating results are meaningful or are indicative of future operating results of the Company.



                                                                    Year ended                     Period from
                                                            -------------------------------      January 1, 1995
                                                             December 31,     December 31,           through
                                                                1993              1994           March 31, 1995
                                                             -----------      ------------       ---------------
                                                                              (in thousands)
         COMBINED STATEMENTS OF OPERATIONS DATA:
              Total revenue..........................           $12,048          $19,158            $5,882
              Income from operations.................               449            1,452                39
              Net income (loss)......................               389              696              (158)

         COMBINED BALANCE SHEET DATA:
              Total assets...........................            $4,770           $9,511
              Long-term debt.........................             1,011            2,822

                            REGISTERING STOCKHOLDERS

         The following table sets forth certain information regarding the ownership of the Company's Common Stock as of April 2, 1998 by each of the Registering Stockholders.

                                                                    TOTAL                                       SHARES NOT
                                                                 SHARES OWNED                               REGISTERED HEREUNDER
                                                                 ------------        SHARES REGISTERED      --------------------
                 NAME                                        NUMBER      PERCENT         HEREUNDER          NUMBER       PERCENT
                 ----                                        ------      -------         ---------          ------       -------
Sangwoo Ahn ......................................           18,040          *              2,869           15,171          *
Sangwoo Ahn Family Partnership II ................            4,500          *              4,500                0          *
Altgeld Management Corporation ...................           46,932          *             22,500           24,432          *
Arnold Amster ....................................            5,625          *              5,625                0          *
Avalon Corp. .....................................           16,100          *              3,514           12,586          *
Chris Bancroft ...................................            8,440          *              8,440                0          *
Bank of America National Trust and
  Savings Association ............................           35,375          *             35,375                0          *
Bank America Investment Corp. ....................           28,688          *             28,688                0          *
B&B Holdings, Inc. ...............................          489,475        1.5%           489,475                0          *
Lawrence Beck ....................................           63,587          *             19,125           44,462          *
Belushi Partners II ..............................           13,272          *              4,781            8,491          *
Morris Belzberg ..................................            4,218          *              4,218                0          *
Steven Berrard ...................................           14,421          *              5,625            8,796           *
Donald J. Bingle .................................            3,520          *              1,020            2,500          *
Theodore A. Bosler Trust .........................            4,123          *              2,391            1,732          *
Dean L. Buntrock .................................           44,462          *             44,462                0          *
Dean and Rosemarie Buntrock Foundation ...........          175,000          *            175,000                0          *
Vincent Buonnano .................................            3,869          *              2,869            1,000          *
Jeffrey L. Butler ................................          504,254        1.5%           504,254                0          *
W. Eric Carlborg .................................           24,990          *              2,869           22,121          *
Caruthers Family, LLC ............................           13,522          *              4,218            9,304         *
Joseph Cusimano IRA Rollover .....................            3,825          *              3,825                0          *
D&R, L.L.C .......................................           56,250          *             56,250                0          *
Peter Desnoes ....................................           18,622          *              4,781           13,841          *
EBB Investors, Inc. ..............................           23,906          *             23,906                0          *
Jim Edgemon ......................................              478          *                478                0          *
EE, L.P. .........................................           17,948          *             17,948                0          *
Andrew J. Filipowski .............................           24,438          *             11,250           13,188          *
Jimmy Filler .....................................            6,975          *              5,975            1,000          *
Brian J. Flynn June, 1992 Non-Exempt Trust........           24,457          *             11,250           13,207          *
Donald F. Flynn, 1993 Trust ......................           13,250          *             11,250            2,000          *
Kevin F. Flynn June 1992 Non-Exempt Trust.........           23,457          *             11,250           12,207          *
Robert Flynn 1995 Revocable Trust ................            2,188          *              1,688              500          *
Richard A. Forsythe Revocable Trust ..............            4,781          *              4,781                0          *
Frontenac VI Limited Partnership .................          488,608        1.5%           488,608                0          *
Stuart Fullinwider ...............................            3,125          *              1,530            1,595          *
Robert D. Furst, Jr ..............................              595          *                195              400          *
Furst Rudman Investors, L.L.P ....................            2,390          *              2,390                0          *
Hollis Geiger, Jr ................................              598          *                598                0          *
GECFS, Inc........................................           80,000          *             80,000                0          *
Thomas F. Githens Family Partnership .............            6,647          *              2,250            4,397          *
Mark R. Goldston .................................          376,931        1.1%           344,673           32,258          *
J. Douglas Gray ..................................            3,391          *              2,391            1,000          *
Arnold C. Greenberg ..............................           20,000          *             12,500            7,500          *

                                                                    TOTAL                                       SHARES NOT
                                                                 SHARES OWNED                               REGISTERED HEREUNDER
                                                                 ------------        SHARES REGISTERED      --------------------
                 NAME                                        NUMBER      PERCENT         HEREUNDER          NUMBER       PERCENT
                 ----                                        ------      -------         ---------          ------       -------
Grosvenor Fund, L.P. .............................            2,812          *              2,812                0          *
Hal P. Harlan ....................................            3,825          *              3,825                0          *
Harlan Bagel Supply Company ......................           23,173          *             23,173                0          *
J. Bruce Harreld .................................            2,500          *              2,500                0          *
Mark Hayden ......................................           14,185          *              9,030            5,155          *
J. Michael Hester ................................            5,738          *              5,738                0          *
A. Barry Hirschfeld ..............................            3,391          *              2,391            1,000          *
Joe Hoog .........................................              956          *                956                0          *
William P. Hulligan ..............................           11,325          *              4,782            6,543          *
M Howard Jacobson ................................              500          *                500                0          *
JHR Enterprises, Inc. ............................            1,056          *              1,056                0          *
JMH Associates, Inc. Profit Sharing Fund .........            9,825          *              3,825            6,000          *
JWC Trust ........................................           31,587          *              3,825           27,762          *
Jeffrey A. Klein .................................           37,094          *              6,216           30,878          *
KMK & Associates .................................           10,563          *              9,563            1,000          *
Perry J. Lewis ...................................            5,974          *              3,994            1,980          *
Gail A. Lozoff ...................................            4,249          *              4,249                0          *
Don Manuel .......................................              478          *                478                0          *
Marquette Venture Partners II, L.P. ..............           47,519          *             47,519                0          *
W. McDowell, Jr ..................................            2,250          *              2,250                0          *
John and Janet Melk, Joint Tenants ...............           49,813          *             47,813            2,000          *
David B. Meltzer .................................            2,869          *              2,869                0          *
D. Michael Meyer .................................            4,218          *              4,218                0          *
James Fox Miller .................................            9,563          *              9,563                0          *
Lewis Miller .....................................            1,596          *                983              613          *
John A. Morgan ...................................            8,225          *              6,244            1,981          *
Morgan, Lewis, Githens & Ahn, L.P. ...............           14,344          *             14,344                0          *
John B. Morlock ..................................           15,150          *             11,250            3,900          *
John H. Muehlstein, Jr ...........................           16,757          *             16,757                0          *
Dennis B. Mullen .................................            3,600          *              1,100            2,500          *
Andrew P. Murphy .................................            1,125          *              1,125                0          *
MVP II Affiliates Fund, L.P. .....................              886          *                886                0          *
Saad J. Nadhir ...................................          164,126          *            164,126                0          *
Jeffrey C. Neal ..................................           93,831          *             16,875           76,956          *
Alain O'Hayon ....................................              478          *                478                0          *
Peer Pedersen ....................................          138,820          *            138,820                0          *
Steven J. Quamme .................................            5,625          *              5,625                0          *
A.G. Rappaport ...................................           12,677          *              4,781            7,896          *
Charles Reeder ...................................            3,390          *              2,390            1,000          *
J. Christopher Reyes .............................           17,012          *              4,781           12,231          *
M. Jude Reyes ....................................           23,241          *              4,781           18,460          *
Harry T. Rose ....................................            6,141          *              2,391            3,750          *
Keith M. Rudman ..................................              196          *                196                0          *
Lloyd D. Ruth.....................................            2,536          *              2,536                0          *
Martin S. Schwartz ...............................           11,453          *             11,453                0          *
Martin S. Schwartz Trust
 FBO Stacy Schwartz ..............................              500          *                500                0          *
Penny Bender Sebring .............................           52,496          *             50,934            1,562          *
Jeffry J. Shearer ................................           83,191          *             56,250           26,941          *
John A. Shields ..................................           22,231          *              2,869           19,362          *
Geoff Soper ......................................            2,344          *              1,056            1,288          *
David Stanchak ...................................           56,437          *             56,437                0          *

                                                                    TOTAL                                       SHARES NOT
                                                                 SHARES OWNED                               REGISTERED HEREUNDER
                                                                 ------------        SHARES REGISTERED      --------------------
                 NAME                                        NUMBER      PERCENT         HEREUNDER          NUMBER       PERCENT
                 ----                                        ------      -------         ---------          ------       -------
Mark W. Stephens .................................          182,266          *            182,266                0          *
Storie Partners, L.P..............................            4,218          *              4,218                0          *
Emanuel B. Tarrson ...............................           10,355          *              4,218            6,137          *
Ronald E. Tarrson ................................           12,083          *              4,218            7,865          *
Steven Tarrson ...................................            4,218          *              4,218                0          *
Rick Tasman ......................................              772          *                772                0          *
Daniel Taylor ....................................          981,023        2.9%           981,023                0          *
Mark Thomas ......................................              459          *                459                0          *
John Todd ........................................            5,000          *              1,959            3,041          *
Triune, Inc. .....................................            3,516          *              3,516                0          *
Triune Venture Holdings, L.P. ....................           10,837          *              9,142            1,695          *
Howard C. Warren .................................           92,275          *             47,813           44,462          *
Anthony Wedo .....................................           14,251          *             11,751            2,500          *
Blanch Weiss or Howard Weiss......................              300          *                300                0          *
M. David White ...................................            2,860          *              2,860                0          *
Wijler Guernsey, Ltd. ............................           14,344          *             14,344                0          *
Youngstown Partners ..............................           39,375          *             39,375                0          *
Laurence M. Zwain ................................            2,391          *              2,391                0          *

*  Less than one percent.


         Bank of America National Trust and Savings Association is the agent for the lenders and a participating bank under the Credit Facility. GECFS, Inc. is an affiliate of General Electric Capital Corporation, which is a participating bank under the Credit Facility. B&B Holdings, Inc., formerly known as Bagel & Bagel, Inc., which was acquired by the Company in March 1995, is owned by the spouse of Gail Lozoff, the Chief Marketing Officer of the Company since March 1998. Ms. Lozoff was the Chief Concept Officer of the Company from October 1997 until March 1998 and was a Vice President of the Company from April 1995 until October 1997. Ms. Lozoff has also served as a director of the Company since April 1995. Donald J. Bingle served as Vice President, General Counsel and Secretary of Boston Chicken from May 1992 until December 1996. Dean L. Buntrock served as a director of Boston Chicken from October 1993 until March 1998. Jeffrey L. Butler has served as a director of the Company since December 1997 and as President of the Company since September 1997. From May 1996 until September 1997, Mr. Butler served as President of the Einstein Bros. Bagels Concept and from January 1996 until May 1996, he served as Chief Operating Officer of the Company. Prior thereto, Mr. Butler served in a number of executive capacities at area developers of Boston Chicken. W. Eric Carlborg has served as Chief Financial Officer of the Company since April 1997. Mr. Carlborg also served as Senior Vice President-Finance of the Company from July 1996 until April 1997 and as Vice President of Alignment and Planning of Boston Chicken from October 1995 through June 1996. Frontenac VI Limited Partnership is a limited partnership, the general partner of which is an entity of which M. Laird Koldyke, a director of the Company, is a general partner. Stuart Fullinwider served as Senior Vice President-Business and Information Services of Boston Chicken from November 1996 until November 1997. Prior thereto, Mr. Fullinwider served in a number of capacities as an officer of Boston Chicken. Mark R. Goldston is a consultant to Boston Chicken. Until his resignation from the Company in December 1997, Mr. Goldston was Chief Executive Officer of the Company since September 1997 and a director of the Company since April 1996. From April 1996 until September 1997, Mr. Goldston also served as President of the Company. Until his resignation from Boston Chicken in December 1997, Mr. Goldston was also employed by Boston Chicken since January 1996 and served as a Vice Chairman of the Board and a director of Boston Chicken since August 1996. Arnold C. Greenberg has been a director of Boston Chicken since February 1991. Hal P. Harlan is an equity owner of Harlan Bagel Supply Company ("Harlan"), with whom the Company has entered into a project and approved supplier agreement pursuant to which Harlan provides the Company's area developers and their food service distributors with frozen bagel dough. J. Bruce Harreld has been a director of Boston Chicken since June 1993. Mark Hayden was an employee of Boston Chicken from 1992 until June 1997. M Howard Jacobson has served as a director of Boston Chicken since February 1991. Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. are partnerships, the general partner of each of which is an entity of which Mr. Ruth, a director of the Company, is a general partner. Lewis Miller was an employee of the Company from May 1995 until May 1996. Morgan, Lewis, Githens & Ahn, L.P. serves as a consultant to Boston Chicken. John H. Muehlstein, Jr. has served as a director of the Company since March 1995. Dennis Mullen has been Executive Vice President-Business Partner Group of Boston Chicken since March 1998 and served as Chief Financial Officer-Boston Market Concept of Boston Chicken from June 1997 until January 1998. Prior thereto, Mr. Mullen served in a number of executive capacities at area developers of Boston

Chicken. Saad J. Nadhir has served as Co-Chairman of the Board and Chief Executive Officer of Boston Chicken since October 1997. Mr. Nadhir previously served as Co-Chairman of the Board and President of Boston Chicken from 1994 until January 1997. Peer Pedersen has served as a director of Boston Chicken since January 1993. Steven J. Quamme has served as a consultant to Boston Chicken since November 1997 and prior thereto was as an executive and equity owner of an area developer of each of the Company and Boston Chicken. A.G. Rappaport was an employee and equity owner of an area developer of the Company. Lloyd D. Ruth has been a director of the Company since March 1995. Jeffry J.Shearer served as Vice-Chairman of the Board of Boston Chicken from September 1993 until August 1996 and served as a director of Boston Chicken from January 1992 until August 1996. David G. Stanchak has served as Vice President and Chief Development Officer of the Company and has been a director of the Company since March 1995. Mark W. Stephens has been a Vice Chairman and a director of Boston Chicken since December 1995 and Chief Financial Officer of Boston Chicken since 1993. Daniel Taylor was the majority equity owner of several entities from which an area developer of the Company purchased 14 stores in Texas. John Todd served as Chief Financial Officer-Boston Market from November 1996 until August 1997. Anthony Wedo served as Chief Concept Officer of Boston Chicken from June 1997 until November 1997. Prior thereto, Mr. Wedo served in a number of executive capacities at area developers of Boston Chicken. M. David White served as Vice President-Finance of Boston Chicken from January 1995 until June 1997. Laurence M. Zwain served as a Vice-Chairman of the Board and a director of Boston Chicken from May 1997 until August 1997. Mr. Zwain also served as President and Chief Executive Officer of Boston Chicken from January 1996 until May 1997.

                              PLAN OF DISTRIBUTION

         An aggregate of up to 4,569,541 Shares may be offered and sold pursuant to this Prospectus. The distribution of such Shares by the Registering Stockholders may be effected from time to time in one or more transactions on the Nasdaq National Market (which may involve block transactions), in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Registering Stockholders may engage one or more brokers to act as principal or agent in making sales, who may receive discounts or commissions from the Registering Stockholders in amounts to be negotiated. The Registering Stockholders and any such brokers may be deemed "underwriters" under the Securities Act of the Shares sold. Daniel Taylor, one of the Registering Stockholders, is prohibited, pursuant to an agreement with the Company, from selling more than 15,000 Shares during any one trading day without the prior consent of the Company.

         This Prospectus also may be used, with the Company's consent, by transferees, pledgees or donees of the Registering Stockholders, or by other persons acquiring Shares and who wish to offer and sell such Shares under circumstances requiring or making desirable its use. To the extent required, the Company will file, during any period during which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of the transferees, pledgees or donees of Registering Stockholders and any other material information with respect to the plan of distribution not previously disclosed.

         The Company will pay all expenses of filing the Registration Statement and preparing and reproducing this Prospectus. The Registering Stockholders will pay any selling expenses, including brokerage commissions, incurred in connection with their sale of any Shares covered by this Prospectus, except that the Company has agreed to pay such expenses with respect to up to 750,000 Shares which may be issued to Daniel Taylor.

                                    EXPERTS

         The financial statements of the Company and subsidiaries at December 29, 1996 and at December 28, 1997, and for the period from March 24, 1995 (inception) through December 31, 1995 and for the fiscal years ended December 29, 1996 and December 28, 1997, and the related financial statement schedule incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon also incorporated by reference in this Prospectus, and are incorporated herein by such reference in reliance upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Bagel & Bagel, Inc. for the period from December 28, 1994 to March 23, 1995 incorporated by reference in this Prospectus have been audited by Mayer Hoffman McCann L.C., independent auditors, as set forth in their report thereon also incorporated by reference in this Prospectus, and are incorporated herein by such reference in reliance upon the authority of said firm as experts in accounting and auditing.

         The combined financial statements of Offerdahl's Bagel Gourmet, Inc. and Affiliates for the period from January 1, 1995 to April 2, 1995 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon also incorporated by reference in this Prospectus, and are incorporated herein by such reference in reliance upon the authority of said firm as experts in accounting and auditing.